4imprint Group plc

04024281

04 APR -9 AM 7:21

30 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
30.03.04	LSE Notification – Hanover Investors Partners IV LP

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

PROCESSED
APR 14 2004
THOMSON FINANCIAL

P.P. T.D. Hallam

dlw 4/13

Craig Slater
Finance Director

Dealings by Substantial Shareholders

London STOCK EXCHANGE

AVS No 538572

Disclosure of interest in shares and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	2. Name of Shareholder having a substantial interest Hanover Investors Partners IV LP
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. In respect of 2 above	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class
		3,209,442	11.17%

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary 38 6/13p	29/3/04	30/3/04

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
1,932,057	6.72%

14. Any additional information	15. Name of contact and telephone number for queries TIM HALLAM 0161 272 4027
16. Name and signature of authorised company official responsible for making this notification P.P. T.D. Hallam Date of notification 30/3/04	David Seekings Company Secretary

4imprint Group plc

30 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
30.03.04	LSE Notification – Edward Bramson

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

P.P. T.D. Hallam

Craig Slater
Finance Director

Dealings by Directors

London STOCK EXCHANGE

AVS No 840691

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	**2.** Name of Director Edward Bramson
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest In respect of 2 above	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)	**6.** Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

7. Number of shares/amount of stock acquired	**8.** Percentage of issued Class	**9.** Number of shares/amount of stock disposed	**10.** Percentage of issued Class
		1,560,558	5.43%

11. Class of security	**12.** Price per share	**13.** Date of transaction	**14.** Date company informed
38 6/13p ORD	£1.35	29/3/04	30/3/04

15. Total holding following this notification	**16.** Total percentage holding of issued class following this notification
939,442	3.27%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification

23. Any additional information	**24.** Name of contact and telephone number for queries TIM HALLAM 0161 272 4027
25. Name and signature of authorised company official responsible for making this notification P.P. T.D. Hallam Date of notification 30/3/ ~~19~~04	David Seekings Company Secretary

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 071-588 6057, 071-334 8964/8965/8966

Continuing obligations: 071-797 1639/3850

ID: 8.4623